[redacted]

SECURI 14040554 ION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR - 7 2014
DIVISION OF TRADING & MARKETS

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-67773

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 AND ENDING 12/31/2013

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENSERRA SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 BROADWAY, 26TH FLOOR

(No. and Street)

NEW YORK	**NY**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

GEORGE MADRIGAL **925-594-5001**

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP

(Name – *if individual, state last, first, middle name*)

101 Second Street	**San Francisco**	**California**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid UMB control number.

SD
4/16/14

OATH OR AFFIRMATION

I, **GEORGE MADRIGAL**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **PENSERRA SECURITIES LLC**, as of and for the year ending **DECEMBER 31, 2013**, are true and correct. I further swear (or affirm) that neither the Firm nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT AND CEO
Title

Notary Public

WINDY OUBONLATH KEOPHITHOUN
Commission # 1887280
Notary Public - California
Contra Costa County
My Comm. Expires Apr 26, 2014

This report** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- _ (c) Statement of Income (Loss).
- _ (d) Statement of Changes in Financial Condition
- _ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- _ (g) Computation of Net Capital.
- _ (h) Computation for Determination of Reserve Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- _ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- _ (m) A copy of the SIPC Supplemental Report
- _ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

MOSS ADAMS LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Penserra Securities LLC

Report on Financial Statement

We have audited the accompanying financial statement of Penserra Securities LLC, which comprise the statement of financial condition as of December 31, 2013, and related footnotes which you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Penserra Securities LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Moss Adams LLP

San Francisco, California
February 27, 2014

 Praxity

FINANCIAL STATEMENT

PENSERRA SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash and cash equivalents	$	1,488,300
Marketable securities, at fair value		1,302,660
Receivables from broker-dealers and clearing organizations		114,145
Brokerage account deposit		250,000
Furniture and equipment, net of accumulated depreciation of $113,090		56,813
Software license		2,000,000
Other assets		214,976
Total assets	$	5,426,894

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	557,887
Due to broker-dealers		44,978
Payable to clients		56,396
Total liabilities		659,261
Members' equity		4,767,633
Total liabilities and members' equity	$	5,426,894

See accompanying notes.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Penserra Securities LLC (formerly known as MMR Securities LLC) ("the Firm") was established on February 27, 2007, as a New York Limited Liability Corporation, and is a registered broker-dealer with the Securities and Exchange Commission, and the Financial Industry Regulatory Authority (FINRA). The team at the Firm has a combination of buy-side and sell-side experience in trading, research, technology, portfolio management, and Exchange-Traded Funds (ETFs). The Firm uses that experience to provide high-touch single stock domestic trading, global equity program trading, fixed income trading, transition management, ETF specialized services, and research. The Firm was formed as a boutique brokerage firm to specifically serve large and sophisticated institutional customers. The principal office of the Firm is located at 75 Broad Street in New York City with additional locations in Danville, California; Chicago, Illinois; and Newport Beach, California. The Firm has received minority business certification from various public and private organizations.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The financial statements of the Firm have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Subsequent events - The Firm has evaluated all events subsequent to the statement of financial condition date of December 31, 2013, through February 27, 2014, which is the date this financial statement was available to be issued and has determined that there are no subsequent events that require disclosure or recognition in this financial statement.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include the determination of the fair value marketable securities and depreciation and amortization. Actual results could differ from those estimates.

Cash and cash equivalents - Cash and cash equivalents include cash in bank accounts and cash equivalent investments held at certain major financial institutions with original maturities of 90 days or less. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

Furniture and equipment - Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of the assets.

Software license - Software license on the statement of financial condition is considered by the Firm to be an intangible asset associated with the Firm's development of its research services and is scheduled to be placed in service during 2014 at which time it will be amortized on a straight-line basis over the period of expected benefit with a useful life of approximately 7 years with no calculated residual value. The Firm assesses the possible impairment to intangible assets on an annual basis on December 31. Intangible assets are also tested for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable.

Income taxes - As a limited liability corporation, net income (loss) of the Firm is allocated to the members for recognition of income tax liability or benefit. As such, the Firm is not subject to federal income tax. The Firm is subject to California limited liability Firm taxes, the California gross receipts tax, New Jersey nonresident partner tax, New York State LLC filing fee, and New York City gross receipts tax.

The Firm applies the topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) relating to accounting for uncertain tax positions. The income taxes topic prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in the topic as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

For the December 31, 2013, financial statement, the Firm has no uncertain tax positions based on the criteria established under the income taxes topic, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable.

Fair value – definition and hierarchy – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Firm uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Firm has the ability to access.

Level 2 – Valuation based on inputs, other than quoted prices included in Level 1, that are observable either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Firm's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Firm in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy in which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

Valuation techniques and inputs –

Marketable securities - To determine the fair value of mortgage-backed securities, the Firm utilized recent market transactions for identical or similar securities to corroborate pricing service fair value measurements. Mortgage-backed assets are generally classified in Level 2 of the fair value hierarchy and are categorized in marketable securities on the statement of financial condition.

NOTE 3 – FAIR VALUE MEASUREMENT

The Firm's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Firm's significant accounting policies in Note 2. As of December 31, 2013, the Firm held two positions in agency securities, three asset-backed securities, and six mortgage-backed securities with a fair value of $1,302,660, which management categorized as level 2 in the fair value hierarchy. The associated unrealized loss on the position held by the Firm as of December 31, 2013, was $69,777.

	Level 1	Level 2	Level 3	Total
Government agency bonds	$ -	$ 518,129	$ -	$ 518,129
Mortgage-backed securities	-	583,810	-	583,810
Asset-backed securities	-	200,721	-	200,721
Total	$ -	$ 1,302,660	$ -	$ 1,302,660

NOTE 4 – RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATIONS

The receivable from broker-dealers and clearing organizations represents an unsecured commission receivable for which the Firm has executed trades during December 2013 and received in January 2014.

In the normal course of business, the Firm executes, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of a failure to perform by the customer, the Firm may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Firm.

The Firm does not anticipate nonperformance by customers in the above situation. The Firm's policy is to monitor its market exposure and customer risk. In addition, the Firm has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

In certain instances, the Firm will purchase bonds that it will hold for one or two days. The Firm has the risk of gain or loss during this period. The position is ultimately placed with a customer.

NOTE 5 – COMMITMENTS

The Firm is obligated under operating leases for office space and certain equipment at December 31, 2013. Minimum annual lease payments under such leases are due in the following years ending December 31:

Year Ending December 31,		
2014	$	347,540
2015		354,886
2016		164,316
2017		169,242
2018		174,318
Thereafter		88,446
Total future lease commitments	$	1,298,748

The leases for office space contain some escalation provisions and renewal options.

NOTE 6 – CLEARING ORGANIZATION

The Firm clears its transactions through another broker-dealer on a fully disclosed basis. A receivable from the clearing organization is the result of the Firm's activity with this clearing organization. The Firm may also have a payable to the clearing organization related to these transactions, which is collateralized by securities owned by the Firm.

The Firm's clearing organization requires the Firm to maintain a cash deposit of $250,000 with the organization. The amount is classified as brokerage account deposit on the statement of financial condition as of December 31, 2013.

NOTE 7 – REGULATORY REQUIREMENTS

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Firm is required to maintain a minimum net capital, equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as those terms are defined by the rules of the Securities Exchange Commission (the SEC). Net capital, as defined in the regulation, at December 31, 2013, was $2,167,283, which exceeded minimum net capital requirements by $2,067,283. The ratio of aggregate indebtedness to net capital was approximately .30 to 1.

In management's opinion, the Firm is exempt from the provisions of the SEC's customer protection Rule 240 15c3-3 for the year ended December 31, 2013, because it does not hold customer funds or securities.

NOTE 8 – MEMBERS' EQUITY

The Members' ownership interests are based on capital contributions made to the Firm in accordance with the Limited Liability Company Agreement (the "Operating Agreement"). Membership interests include both Preferred Membership Interests and Participating Membership Interests and mean all rights of a Member in the Firm. Under the Operating Agreement distributions shall be made first to Preferred Members. Preferred Members shall receive monthly payments on the balance reflected in the Preferred Member account at a rate equal to an annual yield of 12%. Preferred Members have the right to call for redemption of their ownership interests upon adequate notice to the Firm, however, the Firm's requirement to execute such payments is conditioned up the Firm having adequate liquidity and its ability to continue to report sufficient capital necessary to meet all regulatory requirements immediately after such payments. The full description of respective rights, preferences, and privileges of the Firm's ownership interests are defined in the Firm's Operating Agreement.

On December 31, 2013, a capital withdrawal in the amount of $100,000 was made by the Firm to one Preferred Member. Preferred Members have no voting rights on any matter pertaining to the Firm. For the year ended December 31, 2013, the Firm made Preferred Member payments of $192,000.

In accordance with the Operating Agreement, any income, gains, or losses shall be allocated among the Participating Members based upon their ownership percentages. In addition, distributions to the Participating Members are based on the availability of net cash flows. During the year ended December 31, 2013, there was $256,793 of distributions to Participating Members.

On April 1, 2013, the Firm acquired a perpetual license in proprietary software from Tailor Research LLC which is considered a key component in the development of the Firm's research services, which is in development and to be offered to customers beginning in 2014. The transaction was valued at $2,000,000 and the Firm issued new Participating Member interests representing 10% of the Firm's total Participating Member interests outstanding as of December 31, 2013.